Exhibit (e)(64)

EMPLOYMENT AGREEMENT

This Employment Agreement (“Agreement”) is made this 15th day of November 2023 by and between Discovery Communications, LLC (“Company”), a subsidiary of Warner Bros. Discovery, Inc. (“WBD”), collectively with respect to affiliates (“WBD Group”) and Lori Locke (“you/your”).

You previously entered into an Employment Agreement with Company, made April 26, 2019 and effective June 1, 2019, as amended on August 25, 2020, May 16, 2022, and November 8, 2022 (collectively, the “Prior Agreement”). You and Company desire for this Agreement to supersede and replace in all respects the Prior Agreement. As a condition to and in consideration of the mutual promises and covenants set forth in this Agreement, Company hereby offers you and you hereby accept employment upon the terms and conditions set forth herein.

I.	DUTIES, ACCEPTANCE, LOCATION

A.

Company hereby employs you to render exclusive and full-time services as Executive Vice President and Chief Accounting Officer, on the terms and conditions set forth herein. Your duties shall be consistent with your title and as otherwise reasonably directed by Company.

B.

You shall report to the Chief Financial Officer (CFO) of WBD. Your primary work location shall be Company’s offices in the Silver Spring, Maryland metropolitan area, but you shall make yourself available for travel to other locations as business needs reasonably require. Subject to Section IV(D)(l) hereof, if Company deems it necessary, Company reserves the right to change the location where you work.

C.

You hereby accept such employment and agree to render the services described above. Throughout your employment with Company, you agree to serve Company faithfully and to the best of your ability, and to devote your full business time and energy to perform the duties arising under this Agreement in a professional manner that does not discredit but furthers the interests of Company and WBD. At all times during your employ hereunder, you agree to be subject to and will comply with Company’s policies and procedures, including the WBD Code of Ethics, currently in effect and as may be modified from time to time (of which you are advised in writing or should reasonably be aware), except to the extent any such policy or procedure specifically conflicts with the express terms of this Agreement. In addition, you will be required to complete the Conflict of Interest Questionnaires and attend management training and compliance meetings within the time periods prescribed by Company; your failure to do so in a timely fashion may be considered a disciplinary event, including impacting your eligibility for and/or amount of any merit pay increase, and/or discretionary bonus and/or equity grants under this Agreement.

II.	TERM OF EMPLOYMENT

A.	Subject to Section IV, your term of employment under this Agreement shall be the date you sign the Agreement (“Start Date”) and shall end on May 31, 2026 (“Term of Employment”).

1

B.

Company shall have the option to enter negotiations with you to renew this Agreement for an additional term. If Company wishes to exercise its option to enter negotiations with you to renew this Agreement, it shall give you written notice of its intent to enter such negotiations to renew no later than ninety (90) days prior to the end of the Term of Employment. You and Company agree then to negotiate with each other exclusively and in good faith until the end of the Term of Employment. The Term of Employment may not, however, be extended unless by mutual written agreement of Company and you as to all of the material terms and conditions of the extension. In the event the parties do not enter into an agreement to extend the Term of Employment for an additional term, this Agreement shall expire and the Term of Employment shall end; provided, however, that if Company does not make a Qualifying Renewal Offer (as defined below) you shall be eligible for a severance payment pursuant to Section IV(D)(2) herein in connection with your Separation from Service (as defined below) at the end of the Term of Employment (and assuming that you were willing and able at the end of the Term of Employment to perform future services, whether for Company or any other party). For these purposes, a Qualifying Renewal Offer is an offer of continued employment, with a minimum term of one (1) year, entitling you to compensation and benefits that are substantially comparable in the aggregate to those provided herein.

III.	COMPENSATION

A.

Base Salary. Company shall pay you an annual base salary of $825,000.00 which is inclusive of any merit increase given in 2024 for the 2023 performance review cycle. Beginning on the Start Date, the Base Salary shall, with respect to each year during the Term of Employment, be paid over the course of twelve (12) months in increments paid on regular Company paydays, less such sums as law requires Company to deduct or withhold. The annual base salary payable to you under this Section III(A), shall hereinafter be referred to as the “Base Salary.” For the avoidance of doubt, you shall not be eligible for a merit increase in 2024 for the 2023 performance year. Commencing in 2025, your future Base Salary increases shall be reviewed and decided in accordance with Company’s standard practices and procedures as generally applied to similarly-situated senior executives of Company (“Senior Executives”).

B.

Bonus/Incentive Payment. In addition to the Base Salary paid to you pursuant to Section III(A), you shall continue to be eligible to participate in Company’s then-effective annual incentive compensation plan with your current annual incentive payment target of 75% of Base Salary (“Target”). The portion of the incentive payment payable to you shall be determined and paid in accordance with Company’s then-effective annual incentive compensation plan (e.g., subject to reduction for Company/division under-performance and increase for Company/division over-performance).

C.

Benefits/Vacation. During the Term of Employment, you shall be entitled to participate in and receive benefits under Company’s employee benefit plans, programs and arrangements which you are eligible for participation in (and, for those plans which require a voluntary election, you elect to participate in). In addition, you shall be entitled to paid time off pursuant to Company’s time off policy.

D.

Equity Program. So long as the Tenn of Employment has not terminated and provided neither you nor the Company has given notice of intent to terminate employment, when WBD grants its regular annual long-term incentive awards each year, you will be eligible to receive annual long-term incentive compensation (the “Annual LTI Award”) in accordance with the Company’s then-standard practices and procedures for awards to executives. The equity form, instruments, terms and conditions, and calculation of number of awards for the Annual LTI Award shall be based on Company’s then-standard practices and procedures for awards to Senior Executives.

E.

Supplemental Retirement Plan Credit. WBD maintains a Supplemental Retirement Plan (the “SRP”). Within thirty (30) days of your execution of this Agreement, Company shall credit the sum of THREE HUNDRED THOUSAND DOLLARS ($300,000.00) (the “Discretionary SRP Credit”) into your SRP account and, in accordance with Section 5.2 of the SRP, such credit shall vest in two (2) tranches as follows: (1) 50% shall vest on the first anniversary of the Start Date and (2) 50% shall vest on the second anniversary of the Start Date. Each vesting is subject to you being employed by Company as of the relevant date. In the event that the Agreement is not renewed for any reason and your employment ends or your employment with Company is terminated for any reason other than (a) termination by the Company for Cause (as defined below), or (b) termination by you in violation of this Agreement, upon your departure from Company, you shall receive the vested portion of the Discretionary SRP Credit, calculated to include any investment losses or gains on such vested portion, subject to and administered as provided in the SRP. Other than these vesting provisions applicable to the Discretionary SRP Credit, your SRP account shall be subject to all terms and conditions of the SRP, as it may change from time to time. You acknowledge that under the provisions of the SRP, the Discretionary SRP Credit and any gains thereon remain an asset of Company until such time as they are payable to you under the terms of this Agreement and the SRP plan document. You acknowledge that each of the tranches set forth above shall be subject to required payroll tax withholdings (e.g., FICA, if applicable, and Medicare) at the time each tranche vests and that, pursuant to the SRP, these payroll taxes will be withheld from regular compensation paid to you.

F.

Expenses. Company shall reimburse you for business, travel and entertainment expenses reasonably and actually incurred during the performance of your duties pursuant to this Agreement to the extent such reimbursement is sought in accordance with Company’s business, travel, and entertainment policies and procedures.

G.	Travel. You will be entitled to business travel benefits and opportunities under Company’s travel policies.

H.

Director and Officer Liability Insurance. You shall be eligible for and entitled to insurance coverage under Company’s director and officer liability insurance and employment practices liability insurance policies in accordance with those policies and in amounts similar to coverage afforded other Senior Executives for activities on behalf of Company, WBD or any entity that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with Company (“control” of Company or any other entity meaning the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through the ownership of voting securities or other interests, by contract or otherwise) (an “Affiliate”; provided, however, that no stockholder of WBD. shall be an Affiliate of Company for purposes of this Agreement) and otherwise shall be eligible for and entitled to indemnification in accordance with Company’s corporate governance requirements.

IV.	TERMINATION OF EMPLOYMENT

A.

Death. If you should die during the Term of Employment, this Agreement shall automatically terminate. No further amounts or benefits shall be payable except earned but unpaid Base Salary, unreimbursed business expenses, and those benefits that may vest in accordance with the controlling documents for other relevant Company benefit programs, which shall be paid in accordance with the terms of this Agreement and such other Company benefit programs, including the terms governing the time and manner of payment (the “Accrued Benefits”). Company also shall pay a prorated portion of your annual bonus Target for the calendar year of your death based on the amount of time you were employed during that calendar year (and subject to achievement of any applicable performance metrics), payable at the time annual bonuses are ordinarily paid to Senior Executives. Your then-outstanding equity awards under the Stock Plan shall be treated in accordance with the applicable plan documents and implementing award agreements.

B.

Inability To Perform Duties. If, during the Term of Employment, you should become physically or mentally disabled, such that you are unable to perform your duties under Sections I (A) and (C) hereof for (i) a period of six (6) consecutive months or (ii) for shorter periods that add up to six (6) months in any eight (8)-month period, by written notice to you, Company may terminate the Term of Employment. Notwithstanding the foregoing, the Term of Employment shall terminate upon you incurring a “separation from service” under the medical leave rules of Code Section 409A (as defined in Section VIII(I)). In such case, no further amounts or benefits shall be payable to you, except that you shall (i) receive the Accrued Benefits, (ii) receive a prorated portion of your annual bonus at Target for the calendar year of your separation of service based on the amount of time you were employed during that calendar year (and subject to achievement of any applicable performance metrics), payable at the time annual bonuses are ordinarily paid to Senior Executives, and (iii) be eligible to elect to (x) receive continued coverage under Company’s relevant medical or disability plans to the extent permitted by, and under the terms of, such plans and to the extent such benefits continue to be provided to other former Senior Executives generally or (y) receive COBRA continuation of the group health benefits previously provided to you and your dependents (provided you timely elect such COBRA coverage) in which case Company shall pay the premiums for such COBRA coverage up to the maximum applicable COBRA period, provided that if Company determines that the provision of continued group health coverage at Company’s expense may result in Federal taxation of the benefit provided thereunder to you (e.g., because such benefits are provided by a self-insured basis by Company), then you shall be obligated to pay the full monthly premium for such coverage and, in such event, Company shall pay you, in monthly installments, an amount equivalent to the monthly premium for COBRA coverage for the remaining balance of the maximum applicable COBRA period (provided, that Company shall cease to pay such COBRA premiums at such time that you obtain new employment and are eligible for health insurance benefits from a new employer). Your then-outstanding equity awards under the Stock Plan shall be treated in accordance with the applicable plan documents and implementing award agreements.

C.	Termination For Cause.

1.

Company may, subject to Section IV(C)(2), terminate the Term of Employment for Cause by written notice. “Cause” shall mean: (i) the conviction of, or nolo contendere or guilty plea, to a felony (whether any right to appeal has been or may be exercised); (ii) conduct constituting embezzlement, misappropriation or fraud, whether or not related to your employment with Company; (iii) conduct constituting a financial crime, material act of dishonesty or conduct in material violation of WBD’s Code of Ethics or other Company written policies; (iv) improper conduct substantially prejudicial to Company’s or WBD’s business (whether financial or otherwise); (v) willful unauthorized disclosure or use of Company or WBD Confidential Information (as such term is defined in Exhibit B) ; (vi) material improper destruction of Company or WBD property; or (vii) willful misconduct in connection with the performance of your duties.

2.

In the event that you materially neglect your duties under Section l(A) or Section I(C) hereof or engage in other conduct that constitutes a breach by you of this Agreement, including any conduct constituting Cause (collectively, “Breach”), Company shall so notify you in writing. Other than a Breach that is not susceptible to cure, you shall be afforded a one-time-only opportunity to cure the noted Breach within ten (10) calendar days from receipt of such notice. If, in the Company’s sole discretion, no cure is achieved within this time, or if you engage in the same Breach a second time after once having been given the opportunity to cure, Company has the right to terminate the Term of Employment by written notice to you.

3.

Any termination of the Term of Employment pursuant to Sections IV(C)(l) or Section IV(C)(2) hereof shall be considered a termination of your employment for “Cause” and upon such termination, you shall only be entitled to receive any amounts or benefits hereunder that have been earned or vested at the time of such termination in accordance with the terms of the applicable governing Company or WBD plan(s) (including the provisions of such plan(s) governing the time and manner of payment), and/or as may be required by law. “Cause” as used in any such Company or WBD plan shall be deemed to mean solely the commission of acts described in Section IV(C)(l) or Section IV(C)(2) hereof (after giving effect to the cure opportunity described in Section IV(C)(2)).

D.	Termination Of Employment By You for Good Reason/Termination of Employment by Company Not For Cause.

1.

Company may terminate the Term of Employment not For Cause (as defined above), and you may terminate the Term of Employment for “Good Reason” as defined herein. “Good Reason” for purposes of this Agreement shall only mean the occurrence of any of the following events without your consent: (a) a material reduction in your duties or responsibilities; (b) Company’s material change in the location of Company office where your work (i.e., relocation to a location outside the Silver Spring, Maryland metropolitan area); or (c) a material breach of this Agreement by Company, including a change in the position to which you report from CFO to some lower level position; provided however, that you must provide Company with written notice of the existence of the reduction, change or breach constituting Good Reason within sixty (60) calendar days of any such event having occurred, and allow Company thirty (30) calendar days to cure the same in writing to you. If Company so cures the reduction, change or breach, you shall have no basis for terminating the Term of Employment for Good Reason with respect to such cured reduction, change or breach. You must terminate your employment in writing within five (5) calendar days following the expiration of Company’s cure period for the termination to be on account of Good Reason or such right shall be deemed waived.

2.

(i) If Company terminates the Term of Employment not for Cause, (ii) if Company elects not to renew the Term of Employment in circumstances that trigger your entitlement to severance under Section II(B), or (iii) if you terminate the Term of Employment for Good Reason, then Company shall pay you the Accrued Benefits. In addition, Company shall make the following payments (collectively, the “Severance Payment”):

(a) Commencing as soon as administratively possible after the Release Effective Date (as defined below), Company shall pay you your Base Salary for the period beginning on your termination date through the period which is the longest of (i) the balance of the Term of Employment but not to exceed twenty-four (24) months, (ii) twelve (12) months, and (iii) the number of weeks of severance to which you would have been entitled had Company’s then-current redundancy severance plan applied to your termination, except that the first installment payment shall include any installments that would have been payable between the date of termination and the Release Effective Date had the release requirement under Section IV(D)(3) hereof been satisfied on the date of termination (the “Base Salary Continuation”). For the avoidance of doubt, in no event shall the Base Salary Continuation period be longer than twenty-four (24) months. In the event the Base Salary Continuation period is calculated under Section 2(a)(ii) or 2(a)(iii) of this paragraph and Company places you in an inactive employment status for some period of time prior to the effective date of your termination of employment, this period of “garden leave” shall be offset against the number of weeks of Base Salary Continuation. Notwithstanding the foregoing, the Base Salary Continuation may in no event be less than twenty-six (26) weeks. While employed in an inactive status, your obligation to provide exclusive and full-

time services to Company pursuant to Sections l(A) and l(C) shall remain in full force and effect unless you are directed by Company in writing to mitigate. For purposes of Section 409A of the Internal Revenue Code (“Code Section 409A”), your “Services Cessation Date” is the date you stop rendering active services, and “Service Cessation Date” means a “separation of service” under Code Section 409A.

Except as provided in this Section IV(D)(2) with respect to the first installment payment, the Base Salary Continuation shall be paid weekly in substantially equal increments, less required deductions and withholdings, until the balance is paid in full.

(b) Notwithstanding anything in Company’s then-effective annual incentive compensation plan, you shall be paid a bonus for each calendar year within the Base Salary Continuation period (“Severance Bonus”). For clarity, the Severance Bonus shall include a full bonus for the year in which termination occurs (“First Year Termination Bonus”). For any partial calendar year within which the Base Salary Continuation period ends, you shall only be entitled to a prorated bonus based on the elapsed time from January 1 of such partial year through the last day of the Base Salary Continuation period. The First Year Termination Bonus shall be calculated at Target as set forth in Section III(B), and will be adjusted for Company and/or line of business performance, as applicable, but not more than one hundred percent (100%) for Company and/or line of business target performance. The remaining Severance Bonus shall be calculated at Target and will be adjusted for overall WBD performance but not more than one hundred percent (100%) for overall WBD target performance. The foregoing bonus/incentive payments shall be paid to you in a lump sum on the date that Company pays bonuses/incentive payments to its other Senior Executives for the applicable then-effective annual incentive compensation plan year.

(c) During the Base Salary Continuation period, you will continue to be eligible to participate in the WBD Group Health Plan, the WBD Health Care Flexible and Limited Purpose Spending Account programs, and the Health Savings Account, to the extent such health and welfare benefits are maintained in effect by the Company for its executives. Notwithstanding the foregoing, your medical coverage under the WBD Health Plan will be affected when you or your covered dependent are eligible (or become eligible) for Medicare and immediate steps should be taken to enroll in Medicare Part A & B. The WBD Group Health Plan assumes you are enrolled in Medicare Part A & B and Medicare is your primary payor. For the avoidance of any doubt, during the Base Salary Continuation period, you will not be eligible to participate in the Company’s disability programs. Your ability to contribute to the Warner Bros. Discovery 40l(k) Savings Plan and to participate in the other qualified and non-qualified retirement plans of the Company will end on your termination date or such earlier date on which you cease to provide active services to the Company, in each case, as required under the terms of the applicable plan document or applicable law. You shall not be entitled to any additional awards or grants under any stock option, restricted stock, RSUs or other stock-based incentive plan. Notwithstanding the foregoing, if you become eligible by reason of your employment by or provision of services to a third party to participate in such third party’s comparable medical or dental insurance, or life insurance program, you agree to give timely notice of such eligibility to the Company and to provide such limited information concerning your eligibility as may be reasonably needed to coordinate benefits between the two programs in accordance with the coordination of benefits provisions in those programs. You agree that upon your eligibility for comparable medical, dental, or life insurance programs, you will seek any such coverages offered by such third party and that the benefits and coverages provided by the Company hereunder will terminate upon the effective date of the coverage provided by such third party.

3.

No Severance Payment shall be made if you fail to sign a general release of claims substantially in the form attached hereto as Exhibit A (which may include any additional updates as Company may determine to be necessary or advisable to comply with applicable law or Company policy). Such release must be executed and become effective after your termination date and within the review period (including any applicable revocation period) designated in the general release (the “Release Effective Date”). Notwithstanding the foregoing, if payment of the Severance Payment could commence in more than one taxable year based on when the Release Effective Date occurs, then any such payments that would have been made during the calendar year in which your employment terminates shall instead be withheld and paid on the first payroll date in the calendar year immediately after the calendar year in which your employment terminates, with all remaining payments to be made as if no such delay had occurred. No Severance Payment shall be made if you violate Section VI hereof, in which case all Severance Payment shall cease, and those already made shall be forfeited.

4.

Company agrees that if, at the time the Term of Employment is terminated not for Cause, or you terminate the Term of Employment for Good Reason, and Company has a standard severance policy in effect that would be applicable in the absence of this Agreement (i.e., applicable to the circumstances surrounding the termination) and that would result in you receiving a sum greater than the Severance Payment, you shall receive whichever is the greater of the two payments; provided, that if (i) the standard severance policy would provide for a sum greater than the Severance Payment, and (ii) the payment schedule under the severance policy is different from the payment schedules for the Severance Payment and would result in an impermissible acceleration or delay in payment in violation of the time and manner of payment requirements of Code Section 409A, then the payment schedule provided in Company’s standard severance policy shall apply only to the portion of the amount payable under the standard severance policy that exceeds the Severance Payment.

5.

If you terminate the Term of Employment before it has expired for a reason other than one or more of those stated in Section IV(D)(l) hereof, it shall be deemed a material breach of this Agreement. You agree that, in that event, in addition to any other rights and remedies which Company or WBD may have as a result of such breach, you shall forfeit all rights to be compensated for any remaining portion of your Base Salary, Severance Payment and/or bonus/incentive payment that may otherwise be due under this Agreement, pursuant to other Company or WBD plans or policies, or otherwise, except for Accrued Benefits or as may be required by law.

E.

Right To Offset. In the event that you secure employment or any consulting or contractor or business arrangement for services you perform during the period that any payment from Company is continuing or due under Section IV(D) hereof, you shall have the obligation to timely notify Company of the source and amount of payment (“Offset Income”). Company shall have the right to reduce the Severance Payment by the Offset Income; except that Company waives its right to such reduction for payments received from serving on a Board of Directors. You acknowledge and agree that any deferred compensation for your services from another source that are performed while receiving Severance Payments from Company will be treated as Offset Income (regardless of when you choose to receive such compensation). In addition, to the extent that your compensation arrangement for the services include elements that are required to be paid later in the term of the arrangement (e.g., bonus or other payments that are earned in full or part based on performance or service requirements for the period during which the Severance Payment is made), Company may calculate the Offset Income by annualizing or by using any other reasonable methodology to attribute the later payments to the applicable period of the Severance Payment. You agree to provide Company with information sufficient to determine the calculation of the Offset Income, including compensation excerpts of any employment agreement or other contract for services, Form W-2s, and any other documentation that Company reasonably may require, and that failure to provide timely notice to Company of Offset Income or to respond to inquiries from Company regarding any such Offset Income shall be deemed a material breach of this Agreement. You also agree that Company shall have the right to inquire of third-party individuals and entities with prior notice to you regarding potential Offset Income and to inform such parties of Company’s right of offset under this Agreement with you. Accordingly, you agree that no further Severance Payment from Company will be made until or unless this breach is cured and that all payments from Company already made to you, during the time you failed to disclose your Offset Income, shall be forfeited, and must be returned to Company upon its demand, up to the amount of Offset Income attributable to such period. Any offsets made by Company pursuant to this Section IV(E) shall be made at the same time and in the same amount as a Severance Payment amount is otherwise payable (applying the Offset Income to Company’s payments in the order each are paid) so as not to accelerate or delay the payment of any Severance Payment installment. In the event you become reemployed by or engaged to perform services for Company or any Affiliates, during the Base Salary Continuation period, your severance pay and related benefits will end on the effective date of that employment or engagement.

F.

Mitigation. In the event of your termination of employment pursuant to Section IV(D) herein, and during the period that any payment from Company is continuing or due under Section IV(D), you shall be under a continuing obligation to seek other employment, including taking all reasonable steps to identify and apply for any comparable, available jobs for which you are qualified. At Company’s request, you may be required to furnish to Company proof that you have engaged in efforts consistent with this paragraph, and you agree to comply with any such request. You further agree that Company may follow-up with reasonable inquiries to third parties to confirm your mitigation efforts. Should Company determine in good faith that you failed to take reasonable steps to secure alternative employment consistent with this paragraph, Company shall be entitled to cease any payments due to you pursuant to Section IV(D)(2).

V.	CONFIDENTIAL INFORMATION

A.

You acknowledge your fiduciary duty to Company. As a condition of employment, you agree to protect and hold in a fiduciary capacity for the benefit of Company all confidential information, knowledge or data, including the terms of this Agreement and, without limitation, all trade secrets relating to Company and its Affiliates, and their respective businesses, (i) obtained by you during your employment by Company or otherwise and (ii) that is not otherwise publicly known (other than by reason of an unauthorized act by you). After termination of your employment with Company, you shall not communicate or divulge any such information, knowledge or data to anyone other than Company and those designated by it, without the prior written consent of Company. For the avoidance of doubt, and notwithstanding the foregoing, nothing herein or in this Agreement shall (x) prohibit you from communicating with a government agency, regulator or legal authority concerning any possible violations of federal or state law or regulation, or (y) prevent or limit you from discussing your terms and conditions of employment. Nothing herein or in this Agreement, however, authorizes the disclosure of information you obtained through a communication that was subject to the attorney-client privilege, unless disclosure of the information would otherwise be permitted by an applicable law or rule. As a condition of employment, you are required to sign a Confidential Information and Assignment of Inventions Agreement, which is attached hereto as Exhibit Band incorporated herein by reference.

B.

In the event that you are compelled, pursuant to a subpoena or other order of a court or other body having jurisdiction over such matter, to produce any information relevant to Company, whether confidential or not, you agree to provide Company with such written notice of this subpoena or order within three (3) business days of receiving it so that Company may timely move to quash if appropriate unless such notice to Company is prohibited by law or procedure. You also agree to cooperate with Company in any legal action for which your participation is needed. Company agrees to try to schedule all such meetings so that they do not unduly interfere with your pursuits after you are no longer in Company’s employ.

VI.	RESTRICTIVE COVENANTS

A.

You covenant that during the Term of Employment and, for a period of twelve (12) months after the conclusion thereof (the “Restricted Period”), you shall not, directly or indirectly, on your own behalf (i.e. self-employment) or on behalf of any entity or individual, engage in any business activities involving the production, provision and/or delivery of, nonfiction, scripted, sports, lifestyle, news, interactive games, or general entertainment television programming or content (whether in cable, broadcast, free to air, digital, streaming, film, or any other distribution method) within the Restricted Territory (“Competitive Services”). The Restricted Territory is the United States and any other country for which you had management responsibilities (e.g., supervised employees located in that country or was involved in business or programming operations in that country) at any time during the three (3) years prior to your separation from employment. This provision shall not prevent you from owning stock in any publicly-traded company; provided, that, your ownership is equal to or less than three (3) percent of such entity’s outstanding stock. You agree that this Section VI (A) is a material part of this Agreement, breach of which will cause Company irreparable harm and damages, the loss of which cannot be adequately compensated at law. In the event that the provisions of this paragraph should ever be deemed to exceed the limitations permitted by applicable laws, you and Company agree that such provisions shall be reformed to the maximum limitations permitted by the applicable laws. In the event that Executive is placed on “garden leave” pursuant to Section IV (D) prior to separation and the period of Base Salary Continuation is less than six months, the Restricted Period shall be six (6) months or the period of Base Salary Continuation, whichever is shorter.

B.

During your employment and for a period of eighteen (18) months following the conclusion of your employment with Company, you covenant that you will not directly or indirectly solicit, recruit, interfere with or otherwise attempt to entice, any employees of Company or any of its Affiliates to leave their employment with Company or such Affiliate.

C.

You acknowledge that during your employment, you will learn confidential, non-public information about the Company’s vendors, producers, independent contractors, and other business partners. In order to protect this confidential information, during your employment and for an eighteen (18) month period following the conclusion of your employment with Company, you covenant that you will not directly or indirectly solicit, recruit, interfere with or otherwise attempt to entice, solicit, induce or encourage any vendor, producer, independent contractor, or business partner to terminate its business relationship with Company or its Affiliates.

D.

During the period you are employed by Company, you covenant and agree not to engage in any other business activities whatsoever, or to directly or indirectly render services of a business, commercial or professional in nature to any other business entity or organization, regardless of whether you are compensated for these services, unless you obtain the prior written consent of the Chief Executive Officer of WBD or his designee and complies with the standard Conflict oflnterest internal process for review of outside activities. Notwithstanding the foregoing, Company agrees that it has approved your continuing involvement as a member of the Board of Directors of the Media Financial Management Association and such service is not a violation of this covenant.

E.

Throughout the period that you are an employee of Company, you agree to disclose to Company any direct investments (i.e., any investment in which you have made the decision to invest in a particular company) you have in a company that is a competitor of Company or its Affiliates (“Competitor”) or that Company or its Affiliates is doing business with during the Term of Employment (“Partner”), if such direct investments result in you or your immediate family members, and/or a trust established by you or your immediate family members, owning three (3) percent or more of such a Competitor or Partner. This Section VI(D) shall not prohibit you, however, from making passive investments (i.e., where you do not make the decision to invest in a particular mutual fund or similar entity, even if such entity, in turn, invests in such a Competitor or Partner). Regardless of the nature of your investments, you herein agree that your investments may not materially interfere with your obligations and ability to provide services under this Agreement.

F.

Prior to the conclusion of your employment with Company, you shall return all Company property and materials, including equipment, such as laptop computers and mobile telephones, and documentation, such as files (including originals and copies), notes, e-mail accounts and computer disks.

G.

For the term of employment and after any employment with the Company, regardless of how, when, or why such employment ends, you shall not make, either directly or by or through another person, any oral or written negative, disparaging or adverse statements or representations of or concerning the Company or any Affiliate of the Company, or any of their respective current or former officers, directors, employees or joint venture partners.

H.

In the event that you violate any provision of this Section VI, in addition to seeking any injunctive relief and damages to which you acknowledge Company would be entitled, all Severance Payments to you, if any, shall cease, and those already made may be forfeited.

VII.	ARBITRATION

A.

Submission To Arbitration. Company and you agree to submit to arbitration all claims, disputes, issues or controversies between Company and you or between you and other employees of Company or its Affiliates (collectively “Claims”) directly or indirectly relating to or arising out of your employment with Company or the termination of such employment including Claims under Title VII of the Civil Rights Act of 1964, as amended, the Civil Rights Act of 1991, the Age Discrimination in Employment Act of 1967, the Americans With Disabilities Act of 1990, Section 1981 of the Civil Rights Act of 1966, as amended, the Family Medical Leave Act, the Employee Retirement Income Security Act, and any Claim arising under any similar federal, state or local law, statute, regulation or common law doctrine or out of this Agreement.

B.

Use Of AAA; Choice of Law. All Claims for arbitration shall be presented to the American Arbitration Association (“AAA”) in accordance with its applicable rules (“Rules”). The seat or place of arbitration shall be New York, New York metropolitan area. The arbitrator(s) shall be directed to apply the substantive law offederal and state courts sitting in New York without regard to conflict of law principles. Any arbitration pursuant to this Agreement shall be deemed an arbitration proceeding subject to the Federal Arbitration Act.

C.

Binding Effect. Arbitration shall be binding and shall afford parties the same options for damage awards as would be available in court. You and Company agree that discovery shall be allowed, and all discovery disputes shall be decided, exclusively by arbitration in accordance with the Rules.

D.

Damages and Costs. Any damages shall be awarded only in accord with applicable law. The arbitrator may only order your reinstatement if money damages are insufficient. The parties shall bear in equal shares all fees and expenses of arbitration. However, each party shall bear the expense of its own counsel, experts, witnesses and preparation and presentation of proof.

VIII.	CONTROLLING LAW AND ADDITIONAL COVENANTS

A.

The validity and construction of this Agreement or any of its provisions shall be determined under the laws of the State of New York. The invalidity or unenforceability of any provision of this Agreement shall not affect or limit the validity and enforceability of the other provisions.

B.

If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions shall nevertheless continue in full force and effect without being impaired or invalidated. The section headings of this Agreement are for convenience only and shall not in any way affect the interpretation of any section hereof or of the Agreement itself. Any provision of this Agreement which refers to the words “include,” “includes,” or “including” shall be deemed to be followed by the words “without limitation.”

C.

You warrant that (1) your employment under this Agreement will not violate or conflict in any way with any other contract or agreement to which you are bound; (2) you will do nothing on behalf of Company that violates or conflicts with any such contract or agreement; and (3) you will indemnify Company for any liability, damages, costs, or attorneys’ fees that Company suffers as a result of any such violation or conflict.

D.

You expressly acknowledge that Company has advised you to consult with independent legal counsel of your choosing prior to you signing this Agreement to review and explain to you the legal effect of the terms and conditions of this Agreement.

E.

Without limiting anything to the contrary in this Agreement, you agree not to disclose the terms hereof to any person or entity, other than your attorneys, accountants, financial advisors, or members of your immediate family who need to know this information and agree to keep it confidential.

F.

This Agreement supersedes any and all other agreements, including the Prior Agreement, either oral or in writing, between the parties with respect to your employment by Company and contains all of the covenants and agreements between the parties with respect to such employment in any manner whatsoever. Each party to this Agreement acknowledges that no representations, inducements, promises or agreements have been made, orally or otherwise, by any party, or anyone acting on behalf of any party, that are not stated in this Agreement, and that no other agreement, statement or promise not contained in this Agreement shall be valid or binding. Notwithstanding either of the foregoing sentences, or any other provision of this Agreement, this Agreement shall not supersede, replace, invalidate or otherwise modify or affect any restrictive covenants in any previous, subsequent or other agreements or documents between you and Company, including, without limitation, any covenants regarding confidentiality, intellectual property, confidential and proprietary information, non-competition, non-solicitation of customers, non-solicitation or no hire of employees, and the like (collectively, “Other Restrictive Covenants”), and any such Other Restrictive Covenants will remain in effect and you shall remain bound by such Other Restrictive Covenants. To the extent any of the restrictions or covenants contained in this Agreement conflict in any way with any such Other Restrictive Covenants, such conflict shall be resolved by giving effect to the provision that provides the greatest protection to Company that is enforceable under applicable law.

G.

This Agreement may be amended, modified, superseded, cancelled, renewed or extended and the terms or covenants hereof may be waived only by written instrument signed either by hand or electronic means (i.e., e-signature) by both of the parties hereto, or in the case of a waiver, by the party waiving compliance.

H.	Any payments to be made by Company hereunder shall be made subject to applicable law, including required deductions and withholdings.

I.	Section 409A of the Code.

1.

It is intended that the provisions of this Agreement comply with Section 409A of the Internal Revenue Code of 1986, as amended, (the “Code”) and the regulations and guidance promulgated thereunder (collectively, “Code Section 409A”), and all provisions of this Agreement shall be construed in a manner consistent with the requirements for avoiding taxes or penalties under Code Section 409A. Notwithstanding the foregoing, Company shall have no liability to you with regard to any failure to comply with Code Section 409A so long as Company has acted in good faith with regard to compliance therewith.

2.	If under this Agreement, an amount is to be paid in two or more installments, for purposes of Code Section 409A, each installment shall be treated as a separate payment.

3.

A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of amounts or benefits upon or following a termination of employment unless such termination is also a “Separation from Service” within the meaning of Code Section 409A and, for purposes of any such provision of th is Agreement, references to a “resignation,” “termination,” “termination of employment,” “separation” or like terms shall mean Separation from Service.

4.

If you are deemed on the date of termination of your employment to be a “specified employee”, within the meaning of that term under Section 409A(a)(2)(B) of the Code and using the identification methodology selected by Company from time to time, or if none, the default methodology, then:

(a)

With regard to any payment, the providing of any benefit or any distribution of equity upon separation from service that constitutes “deferred compensation” subject to Code Section 409A, such payment, benefit or distribution shall not be made or provided prior to the earlier of (i) the expiration of the six-month period measured from the date of your Separation from Service or (ii) the date of your death; and

(b)

On the first day of the seventh month following the date of your Separation from Service or, if earlier, on the date of your death, (x) all payments delayed pursuant to this Section VIII(I)(4) (whether they would otherwise have been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to you in a lump sum, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal dates specified from them herein and (y) all distributions of equity delayed pursuant to this Section VIIl(I)(4) shall be made to you.

5.

With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits, except as permitted by Code Section 409A, (i) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, (ii) the amount of expenses eligible for reimbursement, of in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, provided that the foregoing clause (ii) shall not be violated without regard to expenses reimbursed under any arrangement covered by Section 105(b) of the Code solely because such expenses are subject to a limit related to the period the arrangement is in effect and (iii) such payments shall be made on or before the last day of your taxable year following the taxable year in which the expense occurred.

6.

Whenever a payment under this Agreement specifies a payment period with reference to a number of days (e.g., “payment shall be made within thirty (30) days following the date of termination), the actual date of payment within the specified period shall be within the sole discretion of Company.

J.

This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, your heirs, and assigns. The rights or obligations under this Agreement may not be assigned or transferred by either party, except that such rights or obligations may be assigned or transferred pursuant to a merger or consolidation in which Company is not the continuing entity, or the sale or liquidation of all or substantially all of the assets of Company; provided, however, that the assignee or transferee is the successor to all or substantially all of the assets of Company and such assignee or transferee assumes the liabilities, obligations and duties of Company, as contained in this Agreement, either contractually or as a matter of law. Notwithstanding the foregoing, this Agreement may be assigned to any Affiliate of Company which employs you.

K.

This Agreement may be executed with electronic signatures, in any number of counterparts. The electronically signed Agreement shall constitute one original agreement. Duplicates and electronically signed copies of this Agreement shall be effective and fully enforceable as of the date signed and sent.

L.

All notices and other communications to be made or otherwise given hereunder shall be in writing and shall be deemed to have been given when the same are (i) addressed to the other party at the mailing address or email address indicated below, and (ii) either: (a) personally delivered or mailed, registered or certified mail, first class postage prepaid return receipt requested, (b) delivered by a reputable private overnight courier service utilizing a written receipt or other written proof of delivery, to the applicable party, or (c) sent by electronic email. Any such notice sent in the manner set forth above by United States Mail shall be deemed to have been given and received three (3) days after it has been so deposited in the United States Mail, and any notice sent in any other manner provided above shall be deemed to be given when received. The substance of any such notice shall be deemed to have been fully acknowledged in the event of refusal of acceptance by the party to whom the notice is addressed. Until further notice given in according with the foregoing, the respective addresses and email addresses for the parties are as follows:

If to Company:

Warner Bros. Discovery, Inc.

230 Park Avenue South

New York, New York 10003

Attention: General Counsel

Or if by electronic mail, to the Chief People and Culture Officer, and to the Company’s General Counsel, as each such officer (and such officer’s work email address) is listed in the Company’s records at the time of the giving of such notice.

If to you, at the home address then on file with Company.

In witness whereof, the parties have caused this Agreement to be duly executed as set forth below.

YOU:	DATE:
/s/ Lori Locke	2/13/2024
Lori Locke

COMPANY:	DATE:
/s/ Adria Alpert-Romm	2/13/2024
Adria Alpert Romm
Chief People & Culture Officer